SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.___)*


                                   Lason, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    51808R107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

          Jeffrey D. Karpf, Esq.                     Richard Carlson, Esq.
    Cleary, Gottlieb, Steen & Hamilton                      CALYON
             One Liberty Plaza                    1301 Avenue of the Americas
               New York, NY                           New York, NY 10019
              (212) 225-2000                            (212) 261-7000

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 30, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 51808R107                                                       Page 2

    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Credit Agricole S.A.


    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                      (b) [ ]

    3


    4   SOURCE OF FUNDS*

        OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        France

                           7    SOLE VOTING POWER
                                None
    NUMBER OF SHARES
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY                1,777,629
     EACH REPORTING
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  None

                           10   SHARED DISPOSITIVE POWER
                                1,777,629

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,777,629

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.0%

   14   TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 51808R107                                                       Page 3

    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CALYON

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                      (b) [ ]

    3


    4   SOURCE OF FUNDS*

        OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        France

                           7       SOLE VOTING POWER
                                   None
    NUMBER OF SHARES
      BENEFICIALLY         8       SHARED VOTING POWER
        OWNED BY                   1,777,629
     EACH REPORTING
         PERSON            9       SOLE DISPOSITIVE POWER
          WITH                     None

                           10      SHARED DISPOSITIVE POWER
                                   1,777,629

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,777,629

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.0%

   14   TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.    Security and Issuer.

           This statement on Schedule 13D ("Schedule 13D") relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of Lason, Inc., a Delaware corporation ("Lason"). The principal executive offices of Lason are located at 1305 Stephenson Highway, Troy, Michigan 48083.

Item 2.    Identity and Background.

           (a) This statement is filed by Credit Agricole S.A., a French societe anonyme, ("Credit Agricole") and CALYON, a French societe anonyme, ("CALYON").

           CALYON is 99.9% held by the Credit Agricole Group, and controlled by Credit Agricole, which holds 95.3% of CALYON's shares directly.

           (b) The business address of Credit Agricole is 91-93 boulevard Pasteur, 75015 Paris, France. The business address of CALYON is 9, quai du President Paul Doumer, 92920 Paris-La Defense Cedex, France.

           (c) Credit Agricole and CALYON are involved in the business of commercial banking.

           The names, business addresses and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the executive officers and directors of Credit Agricole and CALYON are set forth in Schedule 1 hereto and incorporated herein by reference.

           (d) During the last five years, neither Credit Agricole nor, to the best of Credit Agricole's knowledge, any of the directors or executive officers of Credit Agricole have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

           During the last five years, neither CALYON nor, to the best of CALYON's knowledge, any of the directors or executive officers of CALYON have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

           (e) During the last five years, neither Credit Agricole nor, to the best of Credit Agricole's knowledge, any of the supervisory board members or executive officers of Credit Agricole was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           During the last five years, neither CALYON nor, to the best of CALYON's knowledge, any of the supervisory board members or executive officers of CALYON was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f) The citizenships of the executive officers and the directors of Credit Agricole and CALYON is set forth in Schedule 1 hereto and incorporated herein by reference.


Item 3.    Source and Amount of Funds or Other Consideration.

           On April 30, 2003, Credit Lyonnais received an aggregate of 1,633,641 shares of Common Stock from Lason in connection with the effectiveness of the First Amended Joint Plan of Reorganization of Lason, Inc. and its Subsidiary Debtors (the "Plan") confirmed by the United States Bankruptcy Court for the District of Delaware, and the partial consummation of the transactions contemplated by the Plan and by the Credit Agreement, dated as of June 30, 2002, by and among Lason, the lenders named therein, including Credit Lyonnais, and Bank One, N.A. as Agent (the "Credit Agreement").

           Pursuant to the Credit Agreement and the Plan, in consideration of the Common Stock, obligations owed to Credit Lyonnais in an aggregate amount of $15,943,553.47 were cancelled.

           Credit Agricole acquired Credit Lyonnais in a public cash and share tender offer in June 2003, followed by a squeeze-out procedure in July and August 2003. In an internal reorganization in May 2004, certain assets of Credit Lyonnais, including the 1,633,641 shares of Common Stock, were contributed to CALYON.

           In June 2004, CALYON received an additional 143,988 shares of Common Stock from Lason as part of the second distribution under the Plan.


Item 4.    Purpose of Transaction.

           As the holders of indebtedness and other obligations of Lason, Credit Lyonnais and other lenders held discussions with senior management of Lason and the statutory creditors committee appointed in the bankruptcy case of Lason in furtherance of the financial and operational restructuring of Lason. These discussions resulted in the filing of the Plan, pursuant to which Lason entered into the Credit Agreement. Under the terms of the Credit Agreement and the Plan, Credit Lyonnais received Common Stock.

           Pursuant to the Plan, at the effective time of the Plan, Lason's Board of Directors consisted of four directors, two of whom were designated by Lason's senior secured lenders.

           Each of Credit Agricole and CALYON intends to optimize the value of the investment in Lason and, therefore, will review from time to time Lason's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, each of Credit Agricole and CALYON may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional shares of Common Stock or other securities through open market purchases, privately negotiated transactions or otherwise. Alternatively, such actions may involve the sale of all or a portion of the shares of Common Stock held by CALYON or other securities in the open market, in privately negotiated transactions or otherwise. Such action may also involve voting any shares of Common Stock at any Lason shareholder meeting. Credit Agricole and CALYON do not presently have any plans or proposals that relate to or that would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

           (a) As of July 23, 2004, CALYON was the beneficial owner of 1,777,629 shares of Common Stock, constituting approximately 6.0% of the outstanding Common Stock (based upon 29,756,034 shares of Common Stock outstanding as of July 14, 2004 according to Lason's Definitive Proxy Statement dated July 15, 2004, filed with the Securities and Exchange Commission on Schedule 14A (the "Definitive Proxy")). To the best knowledge of CALYON, no director or executive officer owns or has any right to acquire, directly or indirectly, any shares of Common Stock.

           As of July 23, 2004, Credit Agricole was, through its subsidiary CALYON, the beneficial owner of 1,777,629 shares of Common Stock held by CALYON, constituting approximately 6.0% of the outstanding Common Stock (based upon 29,756,034 shares of Common Stock outstanding as of July 14, 2004 according to the Definitive Proxy). To the best knowledge of Credit Agricole, no director or executive officer owns or has any right to acquire, directly or indirectly, any shares of Common Stock.

           (b) Credit Agricole has, through its subsidiary CALYON, the shared power to vote or direct the disposition of 1,777,629 shares of Common Stock. CALYON has the shared power to vote or direct the disposition of 1,777,629 shares of Common Stock.

           (c) In June 2004, CALYON received an additional 143,988 shares of Common Stock from Lason as part of the second distribution under the Plan. Other than as described in this Schedule 13D, neither Credit Agricole nor CALYON has effected any transactions in the Common Stock from February 28, 2003 through July 23, 2004. To the knowledge of Credit Agricole and CALYON, respectively, no executive officer or director of Credit Agricole or CALYON has, from February 28, 2003 through July 23, 2004, effected any transactions in the Common Stock.

           (d) Not applicable.

           (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Other than the contracts and arrangements described in Items 3 and 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships of the type described in Item 6 of Schedule 13D.


Item 7.    Material to be Filed as Exhibits.

           1.    Joint Filing Agreement.

           2. Disclosure Statement with Respect to First Amended Joint Plan of Reorganization of Lason, Inc. and its Subsidiary Debtors (incorporated herein by reference to Exhibit 99.2 to the Form 8-K filed with the SEC by Lason, Inc. on March 25, 2002).

           3. Credit Agreement, dated as of June 30, 2002, by and among reorganized Lason, the Lenders named therein, and Bank One, N.A., as Agent (incorporated herein by reference to Exhibit
                 10.9 to the Annual Report of Form 10-K filed with the SEC by Lason, Inc. on March 31, 2003).

                                                             Schedule 1

                                      Directors and Executive Officers of Credit Agricole S.A.

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                                                                                                                 Present Principal
                                                                                                                   Occupation or
                                                                                                               Employment, including
                                                                                                                the Name (principal
                                                                                                               business) and Address
                                                                                                                 (if different than
         Position with              Name                        Business Address                Citizenship     Business Address) of
     Credit Agricole S.A.                                                                                             Employer
------------------------------------------------------------------------------------------------------------------------------------
I. Board of Directors
------------------------------------------------------------------------------------------------------------------------------------
                                                      Credit Agricole S.A. - 91/93 boulevard      French        Chairman of Credit
Chairman                     CARRON Rene              Pasteur - 75015 PARIS                                     Agricole S.A.
------------------------------------------------------------------------------------------------------------------------------------
                                                      Caisse regionale ("CR") Alsace-Vosges - 1                 Chairman of CR and
Deputy Chairman              SANDER Jean-Marie        place de la Gare - BP440 - 67008            French        Chairman of SAS rue
                                                      STRASBOURG cedex                                          La Boetie (48 rue
                                                                                                                la Boetie - 75008
                                                                                                                PARIS)
------------------------------------------------------------------------------------------------------------------------------------
                                                      Caisse regionale Sud Rhone Alpes - 15/17                   Chief Executive
Deputy Chairman              COUTURIER Yves           rue Paul Claudel - 38100 GRENOBLE           French         Officer of CR
------------------------------------------------------------------------------------------------------------------------------------
                                                      Caisse regionale Touraine et Poitou
Deputy Chairman              DUPUY Noel               Boulevard Winston Churchill - 37041 TOURS   French        Chairman of CR
                                                      cedex
------------------------------------------------------------------------------------------------------------------------------------
                                                      Caisse regionale Nord Midi Pyrenees
Director                     BRU Pierre               219 avenue Francois  Verdier - 81022 ALBI   French        Chairman of CR
                                                      cedex
------------------------------------------------------------------------------------------------------------------------------------
                                                      Caisse regionale Nord de France - 10                      Chief Executive
Director                     DIEVAL Alain             Square Foch - 59800 LILLE                   French        Officer of CR
------------------------------------------------------------------------------------------------------------------------------------
                                                      Essilor International - 147 rue de Paris -                Chairman and Chief
Director                     FONTANET Xavier          94227 CHARENTON cedex                       French        Executive Officer
                                                                                                                of Essilor
------------------------------------------------------------------------------------------------------------------------------------
                                                      Caisse regionale Sud Rhone Alpes - 15/07                  Regional Bank
Director                     GIRAUD VALLENTIN Carole  rue Paul Claudel - 38100 GRENOBLE           French        employee
------------------------------------------------------------------------------------------------------------------------------------
                                                      Caisse regionale Atlantique Vendee - La
Director                     GOBIN Roger              Garde Route de Paris - 44300 NANTES         French        Chairman of CR
------------------------------------------------------------------------------------------------------------------------------------
                                                      Caisse regionale Finistere - 7 route du                   Chief Executive
Director                     KERFRIDEN Pierre         Loch - 29555 QUIMPER cedex                  French        Officer of CR
------------------------------------------------------------------------------------------------------------------------------------
                                                      Institut Francais des Administrateurs - 27
Director                     LEBEGUE Daniel           avenue de Friedland - 75382 PARIS cedex 08  French        Chairman of IFA
------------------------------------------------------------------------------------------------------------------------------------
                                                      Caisse regionale Normand - Avenue de Paris
Director                     LE BRUN Jean             - 50009 SAINT LO                            French        Chairman of CR
------------------------------------------------------------------------------------------------------------------------------------
                                                      Caisse regionale Nord Est - 25 rue                        Chief Executive
Director                     MARY Bernard             Libergier 51100 REIMS                       French        Officer CR
------------------------------------------------------------------------------------------------------------------------------------
                                                      SUEZ - 16 rue de la Ville l'Eveque -                      Chairman and Chief
Director                     MESTRALLET Gerard        75008 PARIS                                 French        Executive Officer
                                                                                                                of Suez
------------------------------------------------------------------------------------------------------------------------------------
                                                      Caisse regionale Champagne Bourgogne - 269
Director                     MICHAUT Michel           Faubourg Croncels - 10000 TROYES            French        Chairman of CR
------------------------------------------------------------------------------------------------------------------------------------
                                                      Caisse regionale Aquitaine - 304 boulevard
Director                     PARGADE Jean-Pierre      du President Wilson - 33076 BORDEAUX cedex  French        Chairman of CR
------------------------------------------------------------------------------------------------------------------------------------
                                                      Banca Intesa - Via Monte Di Pieta, 8                      Chief Executive
Director                     PASSERA Corrado          20121 MILAN  - ITALY                        Italian       Officer of Banca
                                                                                                                Intesa
------------------------------------------------------------------------------------------------------------------------------------
                                                      Caisse regionale Midi - Avenue de                         Chief Executive
Director                     PICHON Jean-Claude       Montpellieret - Maurin - 34977 LATTES cedex French        Officer of CR
------------------------------------------------------------------------------------------------------------------------------------
Director elected                                      UNIPAR - 100 boulevard du Montparnasse -                  Head of Property
by the employees             CORBEL Henri             75014 PARIS                                 French        Administration -
                                                                                                                Unipar
------------------------------------------------------------------------------------------------------------------------------------
Director elected                                      Ucabail - 128/130 boulevard Raspail                       Leasing Assistant -
by the employees             GUERMEUR Michel          75288 PARIS cedex 06                        French        Ucabail
------------------------------------------------------------------------------------------------------------------------------------
Director                     LEMETAYER Jean-Michel    FNSEA - 11 rue de la Baume - 75008 PARIS    French        Chairman of FNSEA
------------------------------------------------------------------------------------------------------------------------------------
Non-voting Director                                   Truffle Venture - 25 rue Marboeuf                         Chairman of
(censeur)                    MOULARD Henri            75008 PARIS                                 French        Truffle Venture
------------------------------------------------------------------------------------------------------------------------------------

II.  Executive Officers
------------------------------------------------------------------------------------------------------------------------------------
Chief Executive Officer,                              Credit Agricole S.A. - 91/93 boulevard
Member of Management Board   LAURENT Jean             Pasteur - 75015 PARIS                       French
------------------------------------------------------------------------------------------------------------------------------------
Deputy Chief Executive                                Calyon - 9 quai du President Paul Doumer -                Chief Executive
Officer,  Member of          ESPARBES Edouard         92920 PARIS LA DEFENSE cedex                French        Officer, Calyon
Management Board
------------------------------------------------------------------------------------------------------------------------------------
Deputy Chief Executive                                Credit Agricole S.A. - 91/93 boulevard
Officer, Member of           PAUGET Georges           Pasteur - 75015 PARIS                       French
Management Board
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                Deputy Chief
Member of Executive                                   Credit Lyonnais France - 19 boulevard des                 Executive Officer,
Committee                    BAUDOIN Jacques          Italiens - 75002 PARIS                      French        Credit Lyonnais
                                                                                                                France
------------------------------------------------------------------------------------------------------------------------------------
Member of Executive                                   Credit Lyonnais France - 80 esplanade                     Head of Bank
Committee                    BEC Aline                General de Gaulle - 92934 PARIS LA DEFENSE  French        Operations
                                                                                                                Information Systems,
                                                                                                                Credit
                                                                                                                Lyonnais France
------------------------------------------------------------------------------------------------------------------------------------
Member of Executive                                   Credit Lyonnais France - 19 boulevard des                 Head of Human
Committee                    BRUNEL Jerome            Italiens - 75002 PARIS                      French        Resources, Credit
                                                                                                                Lyonnais France
------------------------------------------------------------------------------------------------------------------------------------
Member of Executive                                   Credit Agricole Asset Management                          Head of Credit
Committee                    COSTE Thierry            90 boulevard Pasteur - 75015 PARIS          French        Agricole Asset
                                                                                                                Management
------------------------------------------------------------------------------------------------------------------------------------
Member of Executive                                   Credit Lyonnais France - 19 boulevard des                 Head of Operations
Committee                    DURAND Patrice           Italiens - 75002 PARIS                      French        and Logistics,
                                                                                                                Credit Lyonnais
                                                                                                                France
------------------------------------------------------------------------------------------------------------------------------------
Member of Executive                                   Calyon - 9 quai du President Paul Doumer -                Deputy Chief
Committee                    FASSATI Ariberto         92920 PARIS LA DEFENSE cedex                Italian       Executive Officer,
                                                                                                                Calyon
------------------------------------------------------------------------------------------------------------------------------------
Head of General Secretariat,                          Credit Agricole S.A. - 91/93 boulevard
Member of Executive          GUITTON Gilles           Pasteur - 75015 PARIS                       French
Committee
------------------------------------------------------------------------------------------------------------------------------------
Head of International Retail DE LEUSSE Jean-Frederic  Credit Agricole S.A. - 91/93 boulevard
Banking and Investment                                Pasteur - 75015 PARIS                       French
Capital, Member of
Executive Committee
------------------------------------------------------------------------------------------------------------------------------------

Chief Financial Officer,                              Credit Agricole S.A. - 91/93 boulevard
Member of                    DE MARGERIE Gilles       Pasteur - 75015 PARIS                       French
Executive Committee
------------------------------------------------------------------------------------------------------------------------------------
Deputy Head of Operations                             Credit Agricole S.A. - 91/93 boulevard
and Logistics, Member of     MICHEL Bernard           Pasteur - 75015 PARIS                       French
Executive Committee
------------------------------------------------------------------------------------------------------------------------------------
Member of Executive                                   Calyon - 9 quai du President Paul Doumer -                Deputy Chief
Committee                    PERRIER Yves             92920 PARIS LA DEFENSE cedex                French        Executive Officer,
                                                                                                                Calyon
------------------------------------------------------------------------------------------------------------------------------------
Member of Executive                                   Sofinco                                                   Chairman and Chief
Committee                    VALROFF Patrick          Rue du Bois Sauvage - 91038 EVRY cedex      French        Executive Officer of
                                                                                                                Sofinco
------------------------------------------------------------------------------------------------------------------------------------

                                             Directors and Executive Officers of CALYON

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Present Principal
                                                                                                                   Occupation or
                                                                                                               Employment, including
                                                                                                                the Name (principal
                                                                                                               business) and Address
                                                                                                                 (if different than
         Position with              Name                        Business Address                Citizenship     Business Address) of
            CALYON                                                                                                    Employer
------------------------------------------------------------------------------------------------------------------------------------
I. Board of Directors
------------------------------------------------------------------------------------------------------------------------------------
                                                      Credit Agricole S.A. - 91/93 boulevard                    Chief Executive
Chairman                     LAURENT Jean             Pasteur - 75015 PARIS                       French        Officer of Credit
                                                                                                                Agricole S.A.
------------------------------------------------------------------------------------------------------------------------------------
                                                      CNP Assurances                                            Chairman of the
Director                     ALPHANDERY Edmond        4 place Raoul Dautry - 75015 PARIS          French        Supervisory Board of
                                                                                                                CNP Assurances
------------------------------------------------------------------------------------------------------------------------------------
                                                      La Compagnie Financiere E. de Rothschild                  Member of the
Director                     BARBIER DE LA SERRE Rene 47 rue du Faubourg Saint-Honore - 75008     French        Supervisory Board of
                                                      PARIS                                                     La Compagnie
                                                                                                                Financiere
                                                                                                                Rothschild
------------------------------------------------------------------------------------------------------------------------------------
                                                      Caisse regionale Centre France - 3 avenue                 Executive Chief
Director                     BASTIDE Pierre           de la Liberation - 63045 CLERMONT-FERRAND   French        Officer of CR
                                                      cedex 1
------------------------------------------------------------------------------------------------------------------------------------
                                                      Caisse regionale Nord Midi Pyrenees
Director                     BRU Pierre               219 avenue Francois  Verdier - 81022 ALBI   French        Chairman of CR
                                                      cedex
------------------------------------------------------------------------------------------------------------------------------------
                                                      Caisse regionale Centre-Est - 1 rue Pierre                Executive Chief
Director                     CHIFFLET Jean-Paul       de Truchis de Lays - 69410 CHAMPAGNE AU     French        Officer of CR
                                                      MONT D'OR
------------------------------------------------------------------------------------------------------------------------------------
                                                      Caisse regionale Sud Rhone Alpes - 15/17                  Chief Executive
Director                     COUTURIER Yves           rue Paul Claudel - 38100 GRENOBLE           French        Officer of CR
------------------------------------------------------------------------------------------------------------------------------------
Director elected by the                               Calyon - 9 quai du President Paul Doumer -
employees                    DREYFUS Jean-Frederic    92920 PARIS LA DEFENSE cedex                French        Risk Manager, Calyon
------------------------------------------------------------------------------------------------------------------------------------
                                                      Retired from Credit Agricole S.A. - 91/93                 Retired from Credit
Director                     GESLIN Philippe          boulevard Pasteur - 75015 PARIS             French        Agricole S.A.
------------------------------------------------------------------------------------------------------------------------------------
                                                      Caisse regionale Atlantique Vendee - La
Director                     GOBIN Roger              Garde Route de Paris - 44300 NANTES         French        Chairman of CR
------------------------------------------------------------------------------------------------------------------------------------
                                                      Caisse regionale Charente-Maritime Deux                   Executive Chief
Director                     HOCHER Jean-Yves         Sevres - 12 boulevard Guillet-Maillet       French        Officer of CR
                                                      17117 SAINTES
------------------------------------------------------------------------------------------------------------------------------------
                                                      Caisse regionale Paris et Ile de France -
Director                     IMBAULT Francois         26 quai de la Rapee - 75596 PARIS cedex 12  French        Chairman of CR
------------------------------------------------------------------------------------------------------------------------------------
                                                      Bredin Prat - 130 rue du Faubourg
Director                     MARTIN Didier            Saint-Honore 75008 PARIS                    French        Lawyer
------------------------------------------------------------------------------------------------------------------------------------
                                                      Credit Agricole S.A. - 91/93 boulevard                    Deputy Chief
Director                     PAUGET Georges           Pasteur - 75015 PARIS                       French        Executive Officer of
                                                                                                                Credit Agricole S.A.
------------------------------------------------------------------------------------------------------------------------------------
                                                      Caisse regionale Alsace-Vosges - 1 place                  Chairman of CR and
Director                     SANDER Jean-Marie        de la Gare - BP440 - 67008 STRASBOURG cedex French        Chairman of SAS rue
                                                                                                                La Boetie (48 rue
                                                                                                                la Boetie - 75008
                                                                                                                PARIS)
------------------------------------------------------------------------------------------------------------------------------------
Director elected by the                               Calyon - 9 quai du President Paul Doumer -                Back-office agent,
employees                    SINGER Hugues            92920 PARIS LA DEFENSE cedex                French        Calyon
------------------------------------------------------------------------------------------------------------------------------------
                                                      Atlas Capital Group - Nuffield House                      Co-Chairman of
Director                     STEVENSON Patrick        41-46 Picadilly - LONDON SW1J ODS - GB      French        Atlas Capital Group
------------------------------------------------------------------------------------------------------------------------------------
Non-voting Director                                   Truffle Venture - 25 rue Marboeuf                         Chairman of
(censeur)                    MOULARD Henri            75008 PARIS                                 French        Truffle Venture
------------------------------------------------------------------------------------------------------------------------------------
II. Executive Officers
------------------------------------------------------------------------------------------------------------------------------------
Chief Executive Officer,                              Calyon - 9 quai du President Paul Doumer -
Member of Executive          ESPARBES Edouard         92920 PARIS LA DEFENSE cedex                French
Committee
------------------------------------------------------------------------------------------------------------------------------------

Deputy Chief Executive
Officer, Member of           FASSATI Ariberto         Calyon - 9 quai du President Paul
Executive Committee                                   Doumer - 92920 PARIS LA DEFENSE cedex       Italian
------------------------------------------------------------------------------------------------------------------------------------
Deputy Chief Executive
Officer, Member of           PERRIER Yves             Calyon - 9 quai du President Paul
Executive Committee                                   Doumer - 92920 PARIS LA DEFENSE cedex       French
------------------------------------------------------------------------------------------------------------------------------------

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 2004


                                              CALYON


                                              /s/ Pascal Biville
                                              ----------------------------------
                                              Name: Pascal Biville
                                              Title:   Executive Vice President,
                                                       CALYON  New York Branch

                                              /s/ Jacques Busquet
                                              ----------------------------------
                                              Name: Jacques Busquet
                                              Title:   Executive Vice President,
                                                       CALYON  New York Branch


                                              CREDIT AGRICOLE S.A.


                                              /s/ Jean-Michel Daunizeau
                                              ----------------------------------
                                              Name: Jean-Michel Daunizeau
                                              Title: Group General Counsel